Exhibit 21

Consent of Dr. Neal Rigby

I consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to references to my involvement in the preparation of technical information relating to the Ambler Project, Alaska (“Ambler Project”), included in the 2007 Annual Information Form of NovaGold Resources Inc. dated March 2, 2008 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871 and 333-136493) and Form F-10 (No. 333-141410) of the references to my name and the use of the Technical Report in the AIF, which are included in the annual report on Form 40-F.

Dated this 2nd day of March 2008.

/s/ Neal Rigby
Name: Dr. Neal Rigby, CEng, MIMMM, PhD
Title: Corporate Consultant Mining, Group Chairman